January 16, 2015

Compañía de Minas Buenaventura S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2013 filed April 30, 2014 and

Response dated November 12, 2014

File No. 001-14370

Ms. Tia L. Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated December 3, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and the Company’s response dated November 12, 2014 (the “Response”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Form 20-F for the Year Ended December 31, 2013
Financial Statements—Compañía de Minas Buenaventura S.A.A. and subsidiaries,

Note 27. Disclosure of information on segments, page F-84

1.	We note your response to comment 6 from our letter dated October 24, 2014 and understand that you have identified each of your mining units as separate operating segments and that you have aggregated these operating segments into a single reportable segment. Please confirm if our understanding is correct and address each of the following points:

The Company confirms that the Staff’s understanding is correct. The Company’s mining units are each separate operating segments that are aggregated into a single reportable segment.

Clarify for us the meaning of a “mining unit” and specifically identify each mining unit that you have aggregated.

The Company advises the Staff that a mining unit (also called an “Economic-Administrative Unit” under Peruvian mining laws) is an economic unit that is engaged in performing any type of mining activity, including exploration, extraction or smelting of metallic or non-metallic ores and metals, and that has operational facilities, such as mining sites, tunnels and other installations, that are contained within a given geographic area (such as a hill, reservoir or quarry) within a radius that varies according to the type of substance that is exploited in the particular mining concession. A mining unit may consist of: (a) one or more mines, (b) mine(s) and a processing plant or (c) a processing plant.

A mining unit has no independent legal existence. A mining unit is owned and controlled by the legal entity that owns the applicable mining concession. Each of the Company’s mining units fulfills the definition of an operating segment pursuant to paragraph 5 of IFRS 8. Specifically, each of the Company’s mining units as determined under Peruvian mining laws also:

(a)	is a component of an individual entity;

(b)	engages in mining activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other mining units of the same entity);

(c)	has operating results that are regularly reviewed, on an individual and aggregated basis, by the Company’s chief operating decision maker for the purpose of making decisions about resources to allocate to the aggregated mining segment and assessing its performance; and

(d)	has available discrete financial information.

The Company further advises the Staff that each of its mining units that have been aggregated into a single reportable segment are specifically identified in the remainder of the Company’s response to the Comment Letter.

Provide a detailed analysis which supports your view that the mining units can be aggregated on the basis of similar economic characteristics as contemplated by paragraph 12 of IFRS 8. In this regard, please demonstrate how the mining units share similar long term-performance by providing us with historical and projected revenues, gross profits, operating profits, and net profit (loss); explanation for any anomalies in the amounts or trends that would otherwise suggest dissimilarity; and any other information supporting your conclusion that your mining units have similar quantitative economic characteristics.

The Company advises the Staff that it will separately provide the Staff on a supplemental basis: (i) the requested income statement items for each individual mining unit that the Company aggregates into a single reportable segment in accordance with the requirements of paragraph 12 of IFRS 8, (ii) historical income statement data for each mine is provided for the years ended December 31, 2011 (the earliest period for which the Company has reported its financial results under IFRS), 2012 and 2013, and (iii) projected data for the years ended December 31, 2014 (based on historical data for the eleven-month period ended November 30, 2014), 2015, 2016 and 2017.

Explain further why you believe your products are similar. We note that you explore, mine, and process gold, silver, lead, and zinc, which appear to have different properties and uses.

The Company advises the Staff that the Company and its subsidiaries produce gold and precious metals in the form of concentrates (including silver-lead, silver-gold, zinc and lead-gold-copper concentrates) and dore bars. These concentrates and dore bars are all sold to industrial consumers (traders, smelters and refiners) who then resell them to various manufacturers. The Company does not sell its products directly to end-users who will be using the refined metals such as gold, silver, zinc and lead. The Company’s products are instead only sold to industrial consumers situated at an early stage of the value chain for whom the different properties and uses of the Company’s products are less material.

Explain further why you believe underground mines and open-pit mines share “similar” production processes.

The Company advises the Staff that the nature of the production processes of the Company’s underground mines and open-pit mines are similar because, from the perspective of the Company’s value chain, all of its operations go through the same stages of prospecting, geological exploration, production and processing. These stages are consistent with the production process utilized across the mining industry.

Ore prospecting takes place at a stage where a possible ore body is not yet established as suitable for either underground or open-pit mining methods. At this stage, exploration work does not differ between what could become an underground or open-pit mine, except to the extent it is decided to undertake some initial underground exploration efforts.

Geological exploration takes place after prospecting and includes the same basic processes, regardless of whether a mine will ultimately be an underground or open-pit mine, to generate values for reserves and non-reserve mineralization (“NRM”).

In addition, the process of mining ore for underground and open-pit operations does not vary significantly. In both cases the Company’s mine planning department creates a production plan in accordance with grade information generated from reserve and NRM mapping. After the production plan is created, areas are prepared for future mining by control drilling to reconcile planning with actual mineralization. In the case of underground mining, the development of infrastructure and drifting is necessary to physically access veins and ore bodies. This process is analogous to initial stripping that needs to be carried out in open-pit operations to expose the ore body. In the case of both underground and open-pit mines, the actual process of mining consists of drilling blasting holes, blasting ore to a selected size and hauling it from the mine to the processing plant.

Mineral processing in underground or open-pit mines generally employs similar equipment and the choice of metallurgical process is decided not on the basis of the type of mining but the overall characteristics of the ore which is to be extracted and its market value. In general, mineral processing operations all include an initial stage to reduce the size of ore rocks, which can be done through grinding or milling operations or by the blasting method inside the mine itself. The subsequent stages of mineral processing are intended to separate valuable metal contents from the host rock. When present, base metals are first separated using a flotation process and left as concentrate. For precious metals, leaching is used to obtain higher recovery rates.

The processes described above do not vary meaningfully between the Company’s open-pit and underground operations. Personnel dedicated to mine operations could work in both types of operations inside their area of expertise.

Supply costs for both underground and open-pit mines are essentially the same and always involve fuel, electricity and various types of plant reagents, such as sodium cyanide and calcium oxide.

Explain further why you believe the methods used to distribute the products are sufficiently “similar” to justify aggregation.

The Company advises the Staff that the distribution process for the Company and its subsidiary mining companies is similar regardless of the product being distributed. In all cases there is an initial stage of sampling and loading the materials at the mining site, transportation to Lima by air or road, sampling and storage, further sampling and delivery to the smelters and traders by air or sea.

Sampling and chemical analysis processes are always undertaken by third parties regardless of the product. Transportation methods may vary depending on the volume and value of the material being transported as well as security and safety concerns.

Explain further why you believe the types or classes of customer are sufficiently “similar” to justify aggregation.

The Company advises the Staff that the products generated by the Company and each of its subsidiary mining companies are all ultimately sold to industrial customers, including traders, smelters and refiners, and not to the final users of refined metals.

The method of determining the price for each product is also similar as the products produced by the Company are all commodities. The market prices for the Company’s products are a function of the value of the metal contained in the product minus treatment charges, refining charges and penalties for impurities.

Conclusion.

As indicated above, in the Company’s supplemental response letter dated January 16, 2015 and in its response letter dated November 12, 2014, the Company believes that each of its mining units have similar economic characteristics, generate similar products, are produced through similar production processes and are distributed utilizing similar methods to similar classes of customers. For these reasons, the Company strongly believes that its mining units constitute operating segments that can be properly aggregated into a single reportable segment as permitted by IFRS 8.

2.	Please reconcile your statement that your mining units are operated through nine mining companies with your statement that your operating mines are operated by one of three entities.

The Company advises the Staff that it considers certain of its mining units to be “operating mines”, while the Company considers other mining units to be “non-operating mines.” The Company makes a determination that a mining unit is an “operating mine” when that mining unit is in a production phase.

The Company assesses the stage of each mining unit that is under development to determine when a mining unit moves into the production phase. The criteria used to assess the start of the production phase vary based on the unique nature of each mining unit, but typically the Company considers various relevant criteria in assessing when the mining unit is substantially complete and ready for its planned use. Some of the criteria used to identify the production start date include, but are not limited to, the level of capital expenditure compared to development cost estimates, the completion of a reasonable testing period for the mining unit’s plan and equipment, and the ability to maintain ongoing production.

During 2013, three entities, Compañía de Minas Buenaventura S.A.A., Minera La Zanja S.R.L. and Sociedad Minera El Brocal S.A.A., collectively owned and operated eleven operating mines (which are all of the Company’s operating mines). Compañía de Minas Buenaventura S.A.A. (the parent company) owns and operates the following mining units: Uchucchacua, Orcopampa, Julcani, Mallay, Breapampa, Poracota, Recuperada, Antapite and Shila-Paula mining units (the Antapite and Shila-Paula mining units were operating mines during 2013, however, production at both of those mining units ceased in mid-2013). Minera La Zanja S.R.L. owns and operates the La Zanja mining unit. Sociedad Minera El Brocal S.A.A. owns and operates the Colquijirca - Marcapunta Norte mining unit.

In addition to the operating mines identified above, the Company and its subsidiaries own additional mining units that are not yet in the production phase and are considered “non-operating mines.” The following five subsidiaries of the Company own non-operating mines: El Molle Verde S.A.C., Compañia Minera Colquirrumi S.A, Minera Julcani S.A. de C.V., Compañía de Minas Cerro Hablador S.A.C. and Apu Coropuna S.R.L. The impact of these subsidiaries in the Company´s operating margin is not significant because most of the projects owned by these entities are in the very preliminary stages with small operating losses that are immaterial in the context of the Company’s combined results, as shown in the table below.

Subsidiary	Operating Margin (US$000)	% combined Operating Margin
El Molle Verde S.A.C.	(2,994)	(2%)
Compañía Minera Colquirrumi S.A.	(978)	(1%)
Minera Julcani S.A. de C.V.	(883)	(1%)
Compañía de Minas Cerro Hablador S.A.C.	(4)	(0%)
Apu Coropuna S.R.L.	(2)	(0%)

Consolidated financial statements figures	132,302	100%

The ninth mining company is S.M.R.L Chaupiloma Dos de Cajamarca, which is a royalty mining company. As a royalty mining company it has leased its mining concessions to an affiliated entity and receives royalties as payment for the lease.

To summarize the foregoing, nine mining companies within the Buenaventura corporate family operate the Company’s mining units. Three of those entities, Compañía de Minas Buenaventura S.A.A. (the parent company), Minera La Zanja S.R.L. (a subsidiary) and Sociedad Minera El Brocal S.A.A. (another subsidiary), operate nine operating mines (which are all of the Company’s operating mines) and two non-operating mines (Antapite and Shila-Paula). Five other subsidiaries identified above operate the Company’s remaining non-operating mines

The following table lists each of the Company’s mining units that were classified as operating mining units during 2013 and identifies the legal entity which owns the mining unit.

Operating Mining Companies	Mining Units
Compañía de Minas Buenaventura S.A.A.	Uchucchacua
Orcopampa
Julcani
Mallay
Breapampa
Poracota
Recuperada
Antapite
Shila-Paula
Minera La Zanja S.A.	La Zanja
Sociedad Minera El Brocal S.A.A.	Colquijirca – Marcapunta Norte

The following table lists each of the Company’s exploration mining companies, which own non-operating mining units and the Company’s royalty mining company.

Exploration Mining Companies
El Molle Verde S.A.C.
Compañía Minera Colquirrumi S.A.
Minera Julcani S.A de C.V.
Compañía de Minas Cerro Hablador S.A.C.
Apu Coropuna S.R.L.

Royalty Mining Company
S.M.R.L. Chaupiloma Dos de Cajamarca

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter, the Form 20-F or the Response at the Staff’s earliest convenience. You should contact the undersigned at 212-530-5546 or Trevor K. Truman at 44-20-7615-3186.

Sincerely,

/s/ Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Craig Arakawa
Steve Lo

Compañía de Minas Buenaventura S.A.A.:
Carlos Galvez
Daniel Dominguez